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                                                                    EXHIBIT 11.1

                              SIEBEL SYSTEMS, INC.

    STATEMENT REGARDING COMPUTATION OF PRO FORMA NET INCOME (LOSS) PER SHARE
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

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                                                                                 SIX MONTHS ENDED
                                                                                     JUNE 30,
                                                                YEAR ENDED       -----------------
                                                             DECEMBER 31, 1995    1995      1996
                                                             -----------------   -------   -------
Net income (loss)..........................................       $   317        $  (678)  $   899
                                                                  -------        -------   -------
Weighted average number of shares of common stock
  outstanding
  Common stock.............................................         8,074          8,047     8,540
  Preferred stock, as if converted.........................         3,858          3,427     4,959
Number of common stock equivalents as a result of stock
  options outstanding using the treasury stock method......           594             --       534
Common stock issued and stock options granted in accordance
  with SAB No. 83..........................................         3,814          3,905     2,922
                                                                  -------        -------   -------
          Total............................................        16,340         15,379    16,955
                                                                  =======        =======   =======
Pro forma net income (loss) per share......................       $   .02        $  (.04)  $   .05
                                                                  =======        =======   =======
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